Exhibit 99.1

Marlin Equity Partners to Acquire Tellabs

LOS ANGELES, October 21, 2013 — Marlin Equity Partners (“Marlin”), a global investment firm, today announced that it has entered into a definitive merger agreement with Tellabs (NASDAQ: TLAB), which provides that Marlin will acquire all of the outstanding shares of Tellabs for $2.45 per share in cash.  Tellabs is an industry-leading supplier of networking solutions that help network operators boost revenue, reduce expenses, and optimize networks. Tellabs serves telecom service providers, independent operating companies, MSO/cable companies, enterprises and government agencies with networks in more than 90 countries around the world.

“We are excited to back the Tellabs team and we view Tellabs’ business as an ideal opportunity to capitalize on the growth in the telecom network equipment sector,” said Nick Kaiser, a partner at Marlin. “We are committed to extending Tellabs’ market leadership by continuing to make significant investments in research and development, and in providing a superior customer experience.”

The price per share represents a premium of 4.3% over the closing share price on October 18, 2013, and 13.3% over the 180-day volume-weighted average closing share price as of the same day. In addition, the offer represents a premium of 28.9% over the current 52-week-low closing share price, which occurred on April 17, 2013. The transaction value represents a total equity value of approximately $891 million on a fully diluted basis.

Under the terms of the merger agreement, an affiliate of Marlin is required to commence a tender offer to acquire all outstanding shares of Tellabs’ outstanding common stock for $2.45 per share in cash no later than November 1, 2013. The merger agreement also provides that, promptly after the closing of the tender offer, any shares not tendered in the tender offer (other than shares for which appraisal is properly sought under applicable law) will be acquired by Marlin in a second-step merger at the same cash price as paid in the tender offer. Closing of the tender offer and closing of the merger are subject to certain conditions, including the tender of at least a majority of the outstanding shares of Tellabs common stock (on a fully-diluted basis) and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.  The transaction is expected to close in the fourth quarter of 2013. The transaction is not subject to a financing condition.

“This deal reinforces Marlin’s long-term commitment to the telecommunications market sector and the business potential we believe is being driven by the concurrent demand for high-bandwidth mobile, video, and cloud-based services and applications,” said Pat DiPietro, an operating partner at Marlin. “Tellabs has an exceptionally strong heritage of technology innovation and customer-centric solutions, and we look forward to working closely with the Tellabs team to enhance long-term value for its premier customer base.”

Bob Leggett, an operating partner at Marlin, added: “As part of Marlin’s portfolio of telecommunications companies, the Tellabs business will expand and complement our existing set of customers and product offerings, allowing us to serve a broader market, harness a deeper pool of networking expertise, and create compelling cross-selling opportunities. Combined with Marlin’s deep operational expertise and financial support, we believe these capabilities will significantly strengthen our competitive market position.”

Credit Suisse and Evercore are acting as financial advisors, and Schulte Roth & Zabel LLP is acting as legal counsel to Marlin. Goldman, Sachs & Co. is acting as financial advisor, and Sidley Austin LLP is acting as legal counsel, to Tellabs.

About Marlin Equity Partners

Marlin Equity Partners is a global investment firm with over $2.6 billion of capital under management. The firm is focused on providing corporate parents, shareholders and other stakeholders with tailored solutions that meet their business and liquidity needs. Marlin invests in businesses across multiple industries where its capital base, industry relationships and extensive network of operational resources significantly strengthens a company’s outlook and enhances value. Since its inception, Marlin, through its group of funds and related companies, has successfully completed over 70 acquisitions. The firm is headquartered in Los Angeles, California with an additional office in London. For more information, please visit www.marlinequity.com.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as “believes,” “plans,” “anticipates,” “estimates,” “expects,” “intends,” “seeks” or similar expressions. Forward-looking statements are based on current expectations about future events and are subject to risks, uncertainties and assumptions. You should not place undue reliance on forward-looking statements, which are based on current expectations, since, while Marlin believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove accurate. All forward-looking statements included in this communication are made as of the date hereof and, unless otherwise required by applicable law, Marlin undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares. This communication is for informational purpose only. The tender offer will not be made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction. Blackhawk Merger Sub Inc. has not commenced the tender offer for shares of Tellabs’s common stock described in this news release.  Upon commencement of the tender offer, Blackhawk Merger Sub Inc. will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a letter of transmittal and other related documents.  Following commencement of the tender offer, Tellabs will file with the SEC a solicitation/recommendation statement on Schedule 14D-9.   Stockholders should read those materials carefully when they become available because they contain important information, including the various terms and conditions of the tender offer. Stockholders of the Company may obtain free copies of these documents, any amendments or supplements thereto and other documents containing important information about Tellabs, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

For additional information, please contact Peter Spasov at (310) 364-0100 or via e-mail at pspasov@marlinequity.com, or Dan Burch or Jeanne Carr of MacKenzie Partners at (212) 929-5748 or (212) 929-5916, or via email at dburch@mackenziepartners.com or jcarr@mackenziepartners.com.

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